Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED DECEMBER 2, 2013

TO THE PROSPECTUS DATED MAY 31, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 31, 2013 as supplemented by Supplement No. 1, dated November 14, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from November 1 through November 30, 2013, for each of our classes of common stock; and

•	our entry into a contract to sell a portfolio of industrial properties and the resulting impact on our industrial portfolio.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from November 1 through November 30, 2013.

Date	NAV per Share
	Class E	Class A	Class W	Class I
November 1, 2013	$6.86	$6.86	$6.86	$6.86
November 4, 2013	$6.86	$6.86	$6.86	$6.86
November 5, 2013	$6.85	$6.85	$6.85	$6.85
November 6, 2013	$6.87	$6.87	$6.87	$6.87
November 7, 2013	$6.87	$6.87	$6.87	$6.87
November 8, 2013	$6.87	$6.87	$6.87	$6.87
November 11, 2013	$6.87	$6.87	$6.87	$6.87
November 12, 2013	$6.87	$6.87	$6.87	$6.87
November 13, 2013	$6.87	$6.87	$6.87	$6.87
November 14, 2013	$6.87	$6.87	$6.87	$6.87
November 15, 2013	$6.87	$6.87	$6.87	$6.87
November 18, 2013	$6.87	$6.87	$6.87	$6.87
November 19, 2013	$6.87	$6.87	$6.87	$6.87
November 20, 2013	$6.86	$6.86	$6.86	$6.86
November 21, 2013	$6.86	$6.86	$6.86	$6.86
November 22, 2013	$6.86	$6.86	$6.86	$6.86
November 25, 2013	$6.87	$6.87	$6.87	$6.87
November 26, 2013	$6.87	$6.87	$6.87	$6.87
November 27, 2013	$6.90	$6.90	$6.90	$6.90
November 29, 2013	$6.90	$6.90	$6.90	$6.90

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

Industrial Portfolio Disposition

We have entered into a contract to sell a portfolio of twelve industrial properties comprising 3.4 million net rentable square feet to an unrelated third party. Although, as of November 27, 2013, the buyer has waived its due diligence, the contract is subject to various contingencies, and we cannot provide assurance whether or when the transaction will occur. We hold seven and five of the properties, respectively, through two joint ventures, wherein we own 96.4% and 88.6% interests, respectively, in the properties through consolidated subsidiaries. As of September 30, 2013, our industrial portfolio comprised 25 properties in 15 markets, aggregating approximately 7.0 million net rentable square feet. Upon the sale of this portfolio, our industrial portfolio will comprise 13 properties in nine markets, aggregating 3.7 million net rentable square feet. The current outside closing date for the transaction is February 14, 2014, although such closing may occur earlier upon satisfaction of certain conditions.